Filed by Navios Maritime Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Navios Maritime Midstream Partners L.P.

Commission File No.: 001-36738

Commission File No. for Registration Statement: 333-228051

Date: December 4, 2018

Source: Navios Maritime Acquisition

December 04, 2018 09:25 ET

Reminder of Navios Maritime Acquisition Corporation and Navios Maritime Midstream Partners L.P. Expected Merger Closing Date and Election Deadline

Completed and Signed Election Forms must be received no later than 5:00 p.m., Eastern Time, on December 10, 2018

MONACO, Dec. 04, 2018 (GLOBE NEWSWIRE) — As previously announced, on October 7, 2018, Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) and Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE:NAP) entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition (the “Transaction”). The Transaction is expected to close on or about December 13, 2018. The deadline for public unitholders of Navios Midstream to elect the form of consideration they wish to receive in the Transaction is 5:00 p.m. Eastern Time, on December 10, 2018.

Election materials and a related information statement/prospectus were mailed on or about November 16, 2018 to Navios Midstream public unitholders. Additionally copies of the election materials and the related information statement/prospectus as well as questions regarding the election materials may be directed to Morrow Sodali, at (800) 662-5200 or NAPinfo@morrowsodali.com.

Election Details

As previously announced on October 8, 2018, under the terms of the Transaction, public unitholders of Navios Midstream may exchange each Navios Midstream common unit for either:

•	0.42 newly issued shares of Navios Acquisition common stock; or

•

1.0 share of a newly issued series of convertible participating preferred stock (“Preferred Stock”) of Navios Acquisition. Each share of Preferred Stock will be convertible by its holder into 0.34 shares of Navios Acquisition common stock at any time beginning six months after closing of the Transaction.

Navios Midstream publicly held units for which no election is made will be deemed to have elected the form of consideration most elected by holders of publicly held units of Navios Midstream. In addition, if holders representing 80% or more of the publicly held units of Navios Midstream elect (or are deemed to have elected) to receive Navios Acquisition common stock consideration, all publicly held units of Navios Midstream will be exchanged for Navios Acquisition common stock.

As further described in the election materials, to make a valid election, a properly completed and signed election form, together with any other required documents described in the election materials, must be received by Continental Stock Transfer & Trust Company, the exchange agent for the Transaction, prior to the election deadline. Public unitholders of Navios Midstream who hold their shares through a broker, bank, or other nominee should follow the instructions of such broker, bank, or other nominee as to the procedures for making elections. Public unitholders of Navios Midstream should carefully read the information statement/prospectus for the merger and all the election materials provided to them before making their elections.

About Navios Maritime Acquisition Corporation

Navios Acquisition is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, Navios Acquisition has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an Information Statement of Navios Midstream and a Prospectus of Navios Acquisition. Investors are urged to read the registration statement and the related information statement/prospectus (including all amendments and supplements) because they will contain important information regarding the Navios Acquisition shares and the Transaction. Investors may obtain free copies of the registration statement and the related information statement/prospectus, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to the timing of closing of the proposed Transaction and the expected impact of the Transaction on Navios Acquisition’s capital and organizational structure, the trading liquidity and float of Navios Acquisition’s common stock and Navios Acquisition’s access to the capital markets, credit profile, cash retention, future profitability, expected cost savings and cost of capital. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of the charterers of Navios Acquisition and Navios Midstream and the ability of their contract counterparties to fulfill their obligations, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of vessels of Navios Acquisition and Navios Midstream and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, Navios Acquisition and Navios Midstream’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for their respective vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition and Navios Midstream operate; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition and Navios Midstream’s filings with the U.S. Securities and Exchange Commission, including their respective annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition and Navios Midstream expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock or preferred stock.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com